UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 6 April 2020, London UK and San Francisco US - LSE announcement

GSK and Vir Biotechnology enter collaboration to find coronavirus solutions

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Companies will combine their unique scientific and technical expertise to combat COVID-19 and potential future coronavirus outbreaks

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Promising antibody candidates for SARS-CoV-2 to be accelerated into phase 2 clinical trials within the next three to five months

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GSK to make equity investment of $250 million in Vir

GlaxoSmithKline plc (LSE/NYSE: GSK) and Vir Biotechnology, Inc. (Nasdaq: VIR) today announced they have signed a binding agreement to enter into a collaboration to research and develop solutions for coronaviruses, including SARS-CoV-2, the virus that causes COVID-19.

The collaboration will use Vir's proprietary monoclonal antibody platform technology to accelerate existing and identify new anti-viral antibodies that could be used as therapeutic or preventative options to help address the current COVID-19 pandemic and future outbreaks. The companies will leverage GSK's expertise in functional genomics and combine their capabilities in CRISPR screening and artificial intelligence to identify anti-coronavirus compounds that target cellular host genes. They will also apply their combined expertise to research SARS-CoV-2 and other coronavirus vaccines.

Dr. Hal Barron, Chief Scientific Officer and President R&D, GSK, said: "Vir's unique antibody platform has precedented success in identifying and developing antibodies as treatments for multiple pathogens, and it is highly complementary with our R&D approach to focus on the science of immunology. I am very excited that the talent and passion of our two companies will come together to develop solutions for multiple diseases, including the very promising antibody candidates targeting COVID-19."

Due to the urgent patient need for COVID-19 solutions, the initial focus of the collaboration will be to accelerate the development of specific antibody candidates identified by the Vir platform, VIR-7831 and VIR-7832, that have demonstrated high affinity for the SARS-CoV-2 spike protein and are highly potent in neutralising SARS-CoV-2 in live virus-cellular assays. Subject to regulatory review, the companies plan to proceed directly into a phase 2 clinical trial within the next three to five months.

The collaboration will also utilise Vir's CRISPR screening and machine learning approach to identify cellular targets whose inhibition can prevent viral infection. Vir has identified multiple potential targets against flu and other respiratory pathogens, as well as hepatitis B virus, and will now focus on SARS-CoV-2.

Additionally, the companies have also agreed to conduct research into SARS-CoV-2 and other coronavirus vaccines by coupling GSK's vaccines technologies and expertise with Vir's ability to identify neutralising epitopes that are present across entire viral families. These efforts will be additive to other initiatives GSK is advancing to develop a potential vaccine for COVID-19.
George Scangos, Ph.D., CEO, Vir Biotechnology, said: "It is becoming increasingly clear that multiple therapeutic approaches, used in combination or in sequence, will be necessary to stop this coronavirus pandemic. It is likely that the current coronavirus outbreak will not be the last. These insights are informing our scientific approach and we are pleased to join forces on the execution of this strategy with GSK, who have a like-minded R&D strategy, a deep expertise in vaccines and an impressive global reach to bring medicines to people around the world."

In addition, to gain access to Vir's technology, GSK will make an equity investment in Vir of $250 million, priced at $37.73, a 10% premium to the closing share price on Friday, March 27, 2020. The equity investment and collaboration agreement will complete at the same time and are conditional upon customary conditions including regulatory review by the appropriate regulatory agencies under the Hart-Scott-Rodino Act.

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About Vir's Antibody Platform
Vir has a robust method for capitalizing on unusually successful immune responses naturally occurring in people who are protected from, or have recovered from, infectious diseases. The platform is used to identify rare antibodies from survivors that have the potential to treat and prevent rapidly evolving and/or previously untreatable pathogens via direct pathogen neutralization and immune system stimulation. Vir engineers the fully human antibodies that it discovers to enhance their therapeutic potential. This platform has been used to identify and develop antibodies for pathogens including Ebola (mAb114, currently in use in the Democratic Republic of Congo), hepatitis B virus, influenza A, SARS-CoV-2, malaria, and others.

About Vir's Innate Immunity Platform
Using CRISPR-based functional genomics, computational biology and machine learning, Vir identifies key host factors necessary for a pathogen's survival and the protective effects of the innate immune system. Vir then identifies product candidates that may be able to safely target host proteins to block pathogen replication or induce innate immunity to control infection.

About Vir Biotechnology
Vir Biotechnology is a clinical-stage immunology company focused on combining immunologic insights with cutting-edge technologies to treat and prevent serious infectious diseases. Vir has assembled four technology platforms that are designed to stimulate and enhance the immune system by exploiting critical observations of natural immune processes. Its current development pipeline consists of product candidates targeting hepatitis B virus, influenza A, SARS-CoV-2, human immunodeficiency virus, and tuberculosis. For more information, please visit www.vir.bio.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Vir Biotechnology enquiries:

Investors Neera Ravindran, MD Head of Investor Relations & Strategic Communications nravindran@vir.bio +1-415-506-5256	Media Lindy Devereux Scient PR lindy@scientpr.com +1-646-515-5730

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

Vir Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "plan," "potential," "explore," "promising" and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on Vir's expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from these forward-looking statements. Forward-looking statements contained in this press release include statements regarding the potential benefits of the collaboration with GSK, the completion of a definitive collaboration agreement, the ability to obtain clearance under the HSR Act and to satisfy the other closing conditions, Vir's ability to identify new anti-viral antibodies, the potential neutralizing effects of VIR-7831 and VIR-7832, the timing of commencement of clinical trials for VIR-7831 and VIR-7832, the expected benefits of Vir's CRISPR screening and machine learning approach, the potential to prevent viral infection through identification and inhibition of cellular targets, and Vir's ability to address the current COVID-19 pandemic and future outbreaks of the disease. Many factors may cause differences between current expectations and actual results including unexpected results during clinical trials, challenges in identifying new anti-viral antibodies, challenges in identifying and inhibiting cellular targets, difficulties in obtaining regulatory approval, challenges in accessing manufacturing capacity, clinical site activation rates or clinical trial enrollment rates that are lower than expected, changes in expected or existing competition, delays or disruptions on Vir's business or clinical trials due to the COVID-19 pandemic, and unexpected litigation or other disputes. Other factors that may cause actual results to differ from those expressed or implied in the forward-looking statements in this press release are discussed in Vir's filings with the U.S. Securities and Exchange Commission, including the section titled "Risk Factors" contained therein. Except as required by law, Vir assumes no obligation to update any forward-looking statements contained herein to reflect any change in expectations, even as new information becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 06, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc